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ANDREW HULSH
ANDREW.HULSH@BAKERNET.COM
(305) 789-8985



                              September 4, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     RE: GENERAL ROOFING SERVICES, INC.


Ladies and Gentlemen:

     On behalf of General Roofing Services, Inc. (the "Company"), we hereby request that the Company's Form S-1 Registration Statement, as amended (File No. 333-53641) (the "Registration Statement"), be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. None of the Company's shares of Common Stock, par value $.01 per share (the "Common Stock"), covered by the Registration Statement have been offered or sold.

     Because of unfavorable market conditions, the Company and The Robinson-Humphrey Company, LLC, BancAmerica Robertson Stephens and Raymond James & Associates, Inc., the co-managing underwriters for the offering of the Common Stock pursuant to the Registration Statement, have decided that the offering and sale of the Common Stock pursuant to the Registration Statement be terminated and the Registration Statement be withdrawn.

     Please contact the undersigned at (305) 789-8985 if you have any questions regarding the foregoing.

                                        Very truly yours,

                                        /s/ Andrew Hulsh

                                        Andrew Hulsh